                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                             Starwood Lodging Trust
                          Starwood Lodging Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 Shares of Beneficial Interest, $.01 Par Value
                     Shares of Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  855905 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Madison F. Grose
                          Starwood Capital Group, L.P.
                        Three Pickwick Plaza, Suite 250
                          Greenwich, Connecticut 06830
                                 (203) 861-2100
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                               December 31, 1996
--------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

     Check the following box if a fee is being paid with the statement __. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

                              (Page 1 of 28 Pages)

                                 SCHEDULE 13D


CUSIP NO.   855905 10 5                          PAGE  2    OF  28    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Starwood Capital Group, L.L.C.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  /x/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Connecticut
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            -0-
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        150,522
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         150,522
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   855905 10 5                          PAGE  3    OF  28    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BSS Capital Partners, L.P.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  /x/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            -0-
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        2,136,603
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,136,603
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   855905 10 5                          PAGE  4    OF  28    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Sternlicht Holdings II, Inc.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  /x/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            -0-
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        2,136,603
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,136,603
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       CO
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   855905 10 5                          PAGE  5    OF  28    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Harveywood Hotel Investors, L.P.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  /x/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            -0-
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        433,559
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         433,559
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.6%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   855905 10 5                          PAGE  6    OF  28    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Starwood Hotel Investors II, L.P.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  /x/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            -0-
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        192,223
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         192,223
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.7%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   855905 10 5                          PAGE  7    OF  28    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Firebird Consolidated Partners, L.P.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  /x/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            -0-
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        813,880
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         813,880
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   855905 10 5                          PAGE  8    OF  28    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Starwood Opportunity Fund II, L.P.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  /x/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            -0-
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        1,492,480
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,492,480
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.3%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   855905 10 5                          PAGE  9    OF  28    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Barry S. Sternlicht

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  /x/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            245,455
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        2,323,327
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,323,327
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         8.0%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       IN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D


CUSIP NO.   855905 10 5                          PAGE 10    OF  28    PAGES
          ----------------                            ---     ------
================================================================================
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Starwood Capital Group, L.P.

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)  /x/
                                                                      (b)  /x/

--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*


         00

--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            / /
       PURSUANT TO ITEMS 2(d) OR 2(e)



--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
 NUMBER OF       7      SOLE VOTING POWER
  SHARES
BENEFICIALLY            -0-
 OWNED BY        ---------------------------------------------------------------
   EACH          8      SHARED VOTING POWER
 REPORTING
PERSON WITH             -0-
                 ---------------------------------------------------------------
                 9      SOLE DISPOSITIVE POWER

                        2,136,603
                 ---------------------------------------------------------------
                 10     SHARED DISPOSITIVE POWER

                        -0-
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,136,603
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
       EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         7.4%
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON IN


       PN
--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
    (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                             Page 11 of 28 Pages


          This Amendment No. 2 (this "Amendment") amends and supplements the
Schedule 13D (the "Original Filing") originally filed with the Commission on January 31, 1995 by Berl Holdings L.P. ("Berl Holdings"), Starwood-Apollo Hotel Partners VIII, L.P. ("Starwood Apollo VIII"), Starwood-Apollo Hotel Partners IX, L.P. ("Starwood Apollo IX"), Starwood Nomura Hotel Investors, L.P. ("Starwood Nomura"), Starwood/Wichita Investors, L.P. ("Starwood Wichita"), Starwood-Huntington Partners, L.P. ("Starwood Huntington"), Woodstar Partners I, L.P. ("Woodstar"), Firebird Consolidated Partners, L.P. ("Firebird"), Starwood Opportunity Fund II, L.P. ("SOFI II"), Mr. Barry S. Sternlicht ("Sternlicht"), and Starwood Capital Group, L.P. ("Starwood Capital"), as amended by Amendment No. 1 thereto filed with the Commission on January 23, 1996 ("Amendment No. 1") by Berl Holdings, Starwood Apollo VIII, Starwood Apollo IX, Starwood Nomura, Starwood Wichita, Starwood Huntington, Woodstar, Firebird, SOFI II, Sternlicht, Starwood Capital, Berl Holdings I, Inc. ("BHI"), SAHI, Inc. ("SAHI"), SNHI, Inc. ("SNHI"), SRL Holdings, Inc. ("SRL"), BSS Capital Partners, L.P. ("BSS Capital"), and Sternlicht Holdings II, Inc. ("Sternlicht Holdings") (the "Original Filing, as amended by Amendment No. 1, is referred to as the "Schedule" or the "Schedule 13D"). Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

          On December 5, 1996, the Trust and the Corporation announced a three-for-two stock split of the Paired Shares in the form of a 50% stock dividend which is payable on January 27, 1997 to shareholders of record on December 30, 1996. The numbers of Paired Shares and Units set forth in this Schedule have not been adjusted to give effect to the stock split.


ITEM 1.  SECURITY AND ISSUER.

     The second paragraph of Item 1 of the Schedule is deleted and replaced in its entirety by the following:

          The principal executive offices of the Trust are located at 2231 Camelback Road, Suite 410, Phoenix, Arizona 85016 and the principal executive offices of the Corporation are located at 2231 Camelback Road, Suite 400, Phoenix, Arizona 85016.

ITEM 2.  IDENTITY AND BACKGROUND.

     Item 2 of the Schedule is deleted and replaced in its entirety with the following:

          This Schedule 13D is filed by Mr. Sternlicht, SOFI II, Starwood Capital, Firebird, BSS Capital, Sternlicht

                                                           Page 12 of 28 Pages


     Holdings, Starwood Capital Group, L.L.C. ("Starwood Capital L.L.C."), Harveywood Hotel Investors, L.P. ("Harveywood") and Starwood Hotel Investors II, L.P. ("Starwood Hotel Investors") (collectively, the "Filing Persons"). As described in Item 3, Berl Holdings, Starwood Apollo VIII, Starwood Apollo IX, Starwood Nomura, Starwood Wichita, Starwood Huntington, Woodstar, BHI, SAHI, SNHI and SRL Holdings have distributed all of the Units previously owned by them and no longer beneficially own Paired Shares and, accordingly, are not Filing Persons in respect of this Schedule 13D.

          Mr. Sternlicht. Mr. Sternlicht is the President and Chief Executive Officer of Starwood Capital. He is also a Trustee of, and the Chairman of the Board and Chief Executive Officer of, the Trust. Mr. Sternlicht is a United States citizen.

          Sternlicht Holdings. Sternlicht Holdings is a Delaware corporation which is controlled by and wholly-owned by Mr. Sternlicht. The executive officers and directors of Sternlicht Holdings are Mr. Sternlicht (President, Chief Executive Officer and director), Mr. Madison F. Grose (Executive Vice President), Mr. Jerome C. Silvey (Senior Vice President, CFO and Secretary), Mr. Jay Sugarman (Executive Vice President), Mr. Eugene
     A. Gorab (Executive Vice President), Mr. Jonathan D. Eilian (Senior Vice President), Mr. Merrick Kleeman (Senior Vice President), Mr. James Babb III (Vice President), Mr. J. Peter Paganelli (Vice President), Mr. Jeffrey Dishner (Vice President), Mr. Geoff Beer (Vice President), Ms. Elizabeth Behnke (Vice President), Ms. Jennifer Albero (Vice President) and Mr. Roger Cozzi (Assistant Vice President). Mr. Grose is also a Trustee of the Trust and Mr. Eilian has been elected as a Director of the Corporation to take office upon receipt of certain gaming approvals. Each executive officer and director of Sternlicht Holdings is a United States citizen.

          BSS Capital. BSS Capital is a Delaware limited partnership. Mr. Sternlicht indirectly controls BSS Capital and owns a majority of the interests in BSS Capital. The sole general partner of BSS Capital is Sternlicht Holdings.

          Starwood Capital. Starwood Capital is a Delaware limited partnership. The general partner of Starwood Capital is BSS Capital and the general partner of BSS Capital is Sternlicht Holdings.

          SOFI II. SOFI II is a Delaware limited partnership. SOFI II is a blind-pool fully discretionary investment fund sponsored by Starwood Capital. The general partner of SOFI

                                                          Page 13 of 28 Pages


     II is Starwood Capital, the general partner of Starwood Capital is BSS Capital and the general partner of BSS Capital is Sternlicht Holdings.

          Starwood Hotel Investors. Starwood Hotel Investors is a Delaware limited partnership. The general partner of Starwood Hotel Investors is Starwood Capital, the general partner of Starwood Capital is BSS Capital and the general partner of BSS Capital is Sternlicht Holdings.

          Harveywood. Harveywood is a Delaware limited partnership. The general partner of Harveywood is Starwood Capital, the general partner of Starwood Capital is BSS Capital and the general partner of BSS Capital is Sternlicht Holdings.

          Starwood Capital L.L.C. Starwood Capital L.L.C. is a Connecticut limited liability company. Its managing member is Mr. Sternlicht.

          Firebird. Firebird is a Delaware limited partnership. The general partner of Firebird is SOFI II, the general partner of SOFI II is Starwood Capital, the general partner of Starwood Capital is BSS Capital and the general partner of BSS Capital is Sternlicht Holdings.

          The address of the principal business and the principal office for each of the Filing Persons and their respective general partners and the managing members, directors and executive officers named in this Item 2 is Three Pickwick Plaza, Suite 250, Greenwich, Connecticut 06830.

          During the last five years none of the persons or entities named in this Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                                                            Page 14 of 28 Pages


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Schedule is amended to add the following at the end of such Item 3:

          On December 30, 1996, the shareholders of the Trust and the stockholders of the Corporation adopted amended and restated long-term incentive plans (the "Amended Plans") for the Trust and the Corporation. Such plans included a one-time grant by the Trust to Starwood Capital L.L.C. of a restricted stock award of 167,247 Paired Shares (the "Institutional Portfolio Award Shares") in connection with the acquisition from an institutional seller of a portfolio of eight upscale and luxury full-service hotels containing 3,141 total rooms. Such award took into account the efforts of Starwood Capital L.L.C. personnel in evaluating and pursuing strategic opportunities for the Trust and the significant value and importance of Starwood Capital L.L.C. to the success of Starwood Lodging. In connection with such grant, Starwood Capital's previously existing reimbursement arrangements were changed to eliminate reimbursements for internal costs of Starwood Capital for services of senior management and, after one year, for services of any employee of Starwood Capital. One-third of the Institutional Portfolio Award Shares are not subject to vesting, one-third of the Institutional Portfolio Award Shares vest in August 1997 and the remaining one-third of such Institutional Portfolio Award Shares vest in August 1998, in each case if at the vesting date there has been no breach of the Starwood non-competition agreement described under "Noncompetition Agreement" in
     Item 3. The economic ownership of 150,522 of such Paired Shares were allocated by Starwood Capital L.L.C. to certain of its members, including Messrs. Sternlicht, Eilian and Grose. The remaining 16,725 of such Paired Shares were paid by Starwood Capital L.L.C. to SIV Holdings L.L.C. pursuant to an arrangement with such entity. Because no Filing Person has the right to vote or dispose of such 16,725 Paired Shares, such 16,725 Paired Shares are not reported as beneficially owned by any Filing Person.

          The Amended Plans also provided for the grant to Mr. Sternlicht of an option to purchase 650,000 Paired Shares (one-third of which will become exercisable on August 12 of each of 1997, 1998 and 1999) and an option to purchase 300,000 Paired Shares (one-fourth of which will become exercisable on August 12 of each of 1998, 1999, 2000 and 2001). Because such options are not exercisable, the Paired Shares subject to such options are not reported as being beneficially owned by Mr. Sternlicht.

                                                            Page 15 of 28 Pages


          Effective June 4, 1996, the Units then held by Berl Holdings, Starwood Wichita, Starwood Huntington and Woodstar were distributed to their respective partners in a liquidating distribution. Immediately thereafter, those entities were dissolved.

          Effective December 12, 1996, the Units then held by Starwood Apollo VIII and Starwood Apollo IX were distributed to their respective partners in a liquidating distribution. Immediately thereafter, those entities were dissolved.

          Effective December 31, 1996, the Units then held by SAHI, SNHI, Woodstar Partners II, L.P., SRL, BHI, Harveywood II and Moonwood Investment Partners, L.P. (all of which were partners of the entities that distributed Units) were distributed to their respective partners. Immediately thereafter, Woodstar II, Harveywood II and Moonwood were dissolved. Additionally, effective on that date the Units then held by Starwood Capital and BSS Capital were distributed to their respective partners, except for a reserve of 18,341 Units retained by Starwood Capital, as described in Item 5.

          As a result of the distributions described in the three preceding paragraphs, the Filing Persons named below received the number of Units set forth opposite its name in the table below:



                                                       Number of
     Filing Person                                       Units
                                                       ---------
     Harveywood                                          433,559
     Starwood Hotel Investors                            192,223
     Firebird                                            813,880
     SOFI II                                             628,667
     Starwood Capital                                     18,341


ITEM 4.  PURPOSE OF TRANSACTION.

          The first paragraph of Item 4 of the Schedule is deleted and replaced in its entirety by the following:

          The Filing Persons acquired beneficial ownership of the Paired Shares reported in this Schedule as part of the Reorganization, and the liquidations and other transactions described in Item 3.

                                                             Page 16 of 28 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

          The first and second paragraphs of Item 5(a) of the Schedule are deleted and replaced in their entirety by the following:

          (a) At the date hereof, each of the Filing Persons beneficially owned the number of Paired Shares set forth opposite its name below:


                                                    Percentage of
                                    Number of       Paired Shares
     Filing Person                Paired Shares      Outstanding
     -------------                -------------     -------------
     Harveywood                       433,559            1.6%
     Starwood Hotel Investors         192,223            0.7%
     Firebird                         813,880            3.0%
     SOFI II                        1,492,480            5.3%
     Starwood Capital               2,136,603            7.4%
     Sternlicht                     2,323,327            8.0%
     Starwood Capital L.L.C.          150,522            0.6%
     BSS Capital                    2,136,603            7.4%
     Sternlicht Holdings            2,136,603            7.4%


               Except for 49,933 Paired Shares owned directly by SOFI II, the 150,522 Paired Shares owned directly by Starwood Capital L.L.C. and 45,000 Paired Shares owned directly by Mr. Sternlicht, the Paired Shares listed above are owned by virtue of the ownership of Units which are exchangeable into Paired Shares or options or warrants to purchase Paired Shares, as described herein.

     The fifth through the fifteenth paragraphs of Item 5(c) of the Schedule are deleted and replaced in their entirety with the following:

               Firebird. Firebird beneficially owns 813,880 Paired Shares issuable upon exchange of the 813,880 Units held by Firebird (such Paired Shares represent approximately 3.0% of the outstanding Paired Shares, assuming the exchange of all such Units owned by Firebird (and no exchange of Units by any other person)).

               SOFI II. SOFI II owns directly 49,933 Paired Shares and beneficially owns 628,667 Paired Shares issuable upon exchange of the 628,667 Units held by SOFI II (such Paired Shares represent approximately 5.3% of the outstanding Paired Shares, assuming the exchange of all such Units owned by SOFI II (and no exchange of Units by any

                                                            Page 17 of 28 Pages


     other person)). By virtue of SOFI II's control of Firebird, SOFI II may be deemed to beneficially own the Paired Shares beneficially owned by Firebird.

               Harveywood. Harveywood beneficially owns 433,559 Paired Shares issuable upon exchange of the 433,559 Units held by Harveywood (such Paired Shares represent approximately 1.6% of the outstanding Paired Shares, assuming the exchange of all such Units owned by Harveywood (and no exchange of Units by any other person)).

               Starwood Hotel Investors. Starwood Hotel Investors beneficially owns 192,223 Paired Shares issuable upon exchange of the 192,223 Units held by Starwood Hotel Investors (such Paired Shares represent approximately 0.7% of the outstanding Paired Shares, assuming the exchange of all such Units owned by Starwood Hotel Investors (and no exchange of Units by any other person)).

               Starwood Capital L.L.C. Starwood Capital L.L.C. owns directly 150,522 Paired Shares (such Paired Shares represent approximately 0.6% of the outstanding Paired Shares). These Paired Shares are subject to the vesting requirements described in Item 3.

               Starwood Capital. Starwood Capital beneficially owns 18,341 Paired Shares issuable upon exchange of the 18,341 Units held by Starwood Capital (such Paired Shares represent approximately 0.1% of the outstanding Paired Shares, assuming the exchange of all such Units owned by Starwood Capital (and no exchange of Units by any other person)). Those Units are being held as a reserve for adjustments to the distribution of Units made on December 31, 1996. Those Units will be distributed on or about February 1, 1997 to certain partners of Woodstar II, Moonwood Investment Partners, L.P., and Harveywood, including Mr. Sternlicht.

               By virtue of Starwood Capital's control of SOFI II, Starwood Hotel Investors and Harveywood, Starwood Capital may be deemed to beneficially own the Paired Shares beneficially owned by such entities and by Firebird.

               BSS Capital. By virtue of BSS Capital's control of Starwood Capital, BSS Capital may be deemed to beneficially own the Paired Shares beneficially owned by Starwood Capital, Starwood Hotel Investors, SOFI II, Firebird and Harveywood.

               Sternlicht Holdings. By virtue of Sternlicht Holding's control of BSS Capital, Sternlicht Holdings may be

                                                             Page 18 of 28 Pages


     deemed to beneficially own the Paired Shares owned by BSS Capital, Starwood Capital, Starwood Hotel Investors, SOFI II, Firebird and Harveywood.

               Sternlicht. Mr. Sternlicht owns, directly or through trusts created by him for the benefit of members of his family, 30,000 Paired Shares and owns beneficially 332,180 Paired Shares issuable upon exchange of the 332,180 Units owned by Mr. Sternlicht directly or through such trusts. Mr. Sternlicht also owns directly an additional 15,000 Paired Shares that are subject to the terms of a restricted stock award in the form of a warrant that he exercised in February 1996, which Paired Shares may not be transferred prior to February 1998, and an additional 15,000 Paired Shares which are subject to the terms of a second restricted stock award in the form of a warrant that became exercisable on January 1, 1997. Mr. Sternlicht expects to exercise that warrant shortly. If that warrant is exercised, the 15,000 Paired Shares received upon exercise may not be transferred prior to February 1998. Mr. Sternlicht also beneficially owns 149,000 Paired Shares that are subject to presently exercisable options held by him. Mr. Sternlicht also holds options to purchase an additional 950,000 Paired Shares which are not currently exercisable and which are not reported as being beneficially owned herein. As described in Item 3, Mr. Sternlicht has an economic interest in a portion of the 150,522 Institutional Portfolio Award Shares beneficially owned by Starwood Capital L.L.C.

               By virtue of his control of Sternlicht Holdings and Starwood Capital L.L.C., Mr. Sternlicht may be deemed to beneficially own the Paired Shares beneficially owned all of the Filing Persons in this Schedule. Because of the Ownership Limit, Mr. Sternlicht cannot own more than 2,323,327 Paired Shares (such amount representing 8.0% of the outstanding Paired Shares, the maximum number of Paired Shares that Mr. Sternlicht may acquire within the Ownership Limit).

               The Filing Persons may act as a group with respect to the Paired Shares reported in this Schedule. As a result of the Ownership Limit, the Filing Persons as a group cannot own more than 2,323,327 Paired Shares (such amount representing 8.0% of the outstanding Paired Shares, the maximum number of Paired Shares that the Filing Persons as a group may acquire within the Ownership Limit).

     Item 5(b) of the Schedule 13D is deleted and replaced in its entirety with the following:

                                                           Page 19 of 28 Pages


          (b) Mr. Sternlicht has the sole power to vote or direct the vote of 45,000 of the Paired Shares owned directly by him, 49,933 of the Paired Shares owned by SOFI II and the 150,522 Paired Shares owned directly by Starwood Capital L.L.C. Other than such 245,455 Paired Shares, none of the Filing Persons has any power to vote or direct the vote of any Paired Shares reported in this Schedule because none of the Paired Shares reported in this Schedule (other than such 245,455 Paired Shares) is outstanding or entitled to vote. Each of the Filing Persons has sole dispositive power with respect to the Paired Shares reported in this Schedule as beneficially owned by it.

     Item 5(c) of the Schedule is amended to insert the following at the end of such Item 5(c):

     In connection with the liquidations, distributions and grants in December 1996, which are described in Item 3, employees and officers of the Sternlicht Holdings (including those named in Item 2), excluding Mr. Sternlicht, received distributions of an aggregate of 207,584 Units. Such Units, as well as other Units or Paired Shares which may be owned by employees and officers of Sternlicht Holdings are not reported herein as beneficially owned by any of the Filing Persons.

                                                           Page 20 of 28 Pages


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 10, 1997


                                        STARWOOD CAPITAL GROUP, L.L.C.

                                        By:  /s/ Barry S. Sternlicht
                                             --------------------------
                                             Managing Member

                                                           Page 21 of 28 Pages


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 10, 1997


                                        BSS CAPITAL PARTNERS, L.P.

                                        By:  STERNLICHT HOLDINGS II, INC.
                                               general partner


                                             By: /s/ Barry S. Sternlicht
                                                 --------------------------

                                                            Page 22 of 28 Pages


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 10, 1997


                                        STERNLICHT HOLDINGS II, INC.


                                        By: /s/ Barry S. Sternlicht
                                            ---------------------------

                                                          Page 23 of 28 Pages


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 10, 1997

                        HARVEYWOOD HOTEL INVESTORS, L.P.

                        By:  STARWOOD CAPITAL GROUP, L.P.,
                               general partner

                             By:  BSS CAPITAL PARTNERS, L.P.,
                                    general partner

                                  By:  STERNLICHT HOLDINGS II, INC.,
                                         general partner


                                       By: /s/ Barry S. Sternlicht
                                           -----------------------------

                                                            Page 24 of 28 Pages


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 10, 1997


                        STARWOOD HOTEL INVESTORS II, L.P.

                        By:  STARWOOD CAPITAL GROUP, L.P.,
                               general partner

                             By:  BSS CAPITAL PARTNERS, L.P.,
                                    general partner

                                  By:  STERNLICHT HOLDINGS II, INC.,
                                         general partner

                                       By: /s/ Barry S. Sternlicht
                                           ----------------------------

                                                            Page 25 of 28 Pages


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 10, 1997


                             FIREBIRD CONSOLIDATED PARTNERS, L.P.

                             By: STARWOOD OPPORTUNITY FUND II, L.P.,
                                   general partner

                                 By:  STARWOOD CAPITAL GROUP, L.P.,
                                        general partner

                                      By:  BSS CAPITAL PARTNERS, L.P.,
                                             general partner

                                           By:  STERNLICHT HOLDINGS II, INC.,
                                                  general partner

                                                By: /s/ Barry S. Sternlicht
                                                    --------------------------

                                                           Page 26 of 28 Pages


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 10, 1997

                     STARWOOD OPPORTUNITY FUND, II, L.P.,
                       general partner

                     By:  STARWOOD CAPITAL GROUP, L.P.,
                            general partner

                          By:  BSS CAPITAL PARTNERS, L.P.,
                                 general partner

                               By:  STERNLICHT HOLDINGS II, INC.,
                                      general partner

                                    By: /s/ Barry S. Sternlicht
                                        ---------------------------

                                                            Page 27 of 28 Pages


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 10, 1997


                     STARWOOD CAPITAL GROUP, L.P.,
                       general partner

                     By:  BSS CAPITAL PARTNERS, L.P.,
                            general partner

                          By:  STERNLICHT HOLDINGS II, INC.,
                                 general partner

                               By: /s/ Barry S. Sternlicht
                                   ------------------------------

                                                           Page 28 of 28 Pages


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 10, 1997



                                             /s/ Barry S. Sternlicht
                                             --------------------------
                                             Barry S. Sternlicht